UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13 D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.21)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

226406106
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2017
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 94,289
	8.	SHARED VOTING POWER 174,268,259
	9.	SOLE DISPOSITIVE POWER 94,289
	10.	SHARED DISPOSITIVE POWER 174,268,259
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,268,259
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.74%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,268,259
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,268,259
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,268,259
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.74%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,268,259
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,268,259
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,268,259
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.74%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,268,259
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,268,259
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,268,259
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.74%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,268,259
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,268,259
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,268,259
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.74%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,268,259
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,268,259
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,268,259
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.74%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 174,268,259
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 174,268,259
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,268,259
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.74%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 19 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No.21 TO SCHEDULE 13D

This Amendment No.21 Schedule 13D (“Amendment No.21”) amends and restates Items 2, 4, 5, and 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No.21 but not defined herein have the meaning given to such terms in Schedule 13D, as amended and restated from time to time.

 Item 2. Identity and Background

 (a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

(i)
IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)
Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)
Consultores Assets Management S.A., a stock corporation organized under the laws of Republic of Argentina (“CAM”);

(iv)
Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)
Consultores Venture Capital Uruguay S.A., a stock corporation organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment” and together with Elsztain, IFIS, IFISA, CAM, CVC Cayman and CVC Uruguay, being collectively referred to as the “Reporting Persons”).

Elsztain’ s principal offices are located at Bol’var 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bol’var 108, 1st floor, (C1066AAD) Ciudad Autónoma de Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; and Agroinvestment’s principal offices are located at Cambará 1620, Floor 2, office 202, Carrasco, 11000 Montevideo, Republic of Uruguay.

Because Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 19 Pages

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Purpose of Transaction

Since May 26, 2016, the Reporting Persons have increased their beneficial ownership of Cresud’s common shares by acquiring shares representing an additional 3.84% of Cresud´s outstanding share capital. Such increase was the result of:
●
The purchase in the open market of 209 common shares and the sale of 89,096 ADRs (equivalent to 890,960 common shares).
●
The acquisition of 1,971,012 ADRs (equivalent to 19,710,120 common shares) in the terms and conditions described in Item 6 below.
●
The distribution of 969 common shares to certain employees in the framework of an incentive plan.
●
The receipt of 1,193,031 common shares (consisting of 67,241 common shares and 112,579 ADRs) as a result of Cresud´s dividend distribution of shares to all its shareholders.
●
The delivery of 73.715 ADRs to an investor in exchange of certain shares of a Reporting Person.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A attached hereto, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The variations reported in this Amendment No. 21 were effected in the period from May26, 2016 through October 30, 2017 (the “Transaction Period”).

Item 5. Interests in Securities of the Issuer

(a)
As of October 30, 2017, the Reporting Persons beneficially owned the equivalent of 174,268,259 common shares of Cresud, representing 34.74% of Cresud’s outstanding equity as of that date.

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of October 30, 2017:

Shareholder	Number of Shares Currently Owned	% of Outstanding Shares
Reporting Persons (as a group)	174,268,259	34.74%
Total	501,642,804	100%

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 19 Pages

(i)
Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguayand Agroinvestment, and Director of CVC Cayman. As of October 30, 2017, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of October 30, 2017, Elsztain owns 85.0% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.  As of that same date, Elsztain directly owns the equivalent of 94,289 common shares of the outstanding equity capital of Cresud, representing approximately 0.02% of Cresud’s issued and outstanding common shares;

(ii)
IFIS is the direct owner of 100% of the common shares of IFISA;

(iii)
IFISA directly owns the equivalent of 154,462,970 common shares of Cresud representing approximately 30.79% of Cresud’s issued and outstanding common shares;

(iv)
CVC Cayman serves as the Investment Manager of IFIS and does not own Cresud’s common shares;

(v)
CAM is the direct owner of 100% of the common shares of CVC Uruguay, but does not directly own Cresud´s common shares;

(vi)
Agroinvestment directly owns the equivalent of 19,710,120 common shares of Cresud representing approximately 3.93% of Cresud’s issued and outstanding common shares; and

(vii)
CVC Uruguay directly owns 880 common shares of Cresud representing approximately 0.0002% of Cresud’s issued and outstanding common shares.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of Cresud as of October 30, 2017:

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 19 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 174,268,259 common shares, representing 34.74% of the issued and outstanding common shares of Cresud, as of October 30, 2017.

(b)
Item 5(a) is incorporated herein by reference.

(c)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in Cresud common shares that were effected during the last sixty days of the Transaction Period are listed on Annex I.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Loan Agreement: On December 24, 2015, IFISA and CVC Uruguay have renewed for the term of one year the Securities Loan Agreement entered into on November 25, 2009, remaining the rest of the terms and conditions without any change. The total amount of ADRs subject to this loan was 89,096. Pursuant to the terms and conditions of the Securities Loan Agreement, the loan was paid by CVC Uruguay in cash instead of in shares. Therefore, IFISA recorded the transaction as a sale of the shares.

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 19 Pages

Purchase Agreement. On May 10, 2016, an agreement was executed among IFIS, Elsztain and Cougar Capital Strategies LLC (hereinafter “Cougar) pursuant to which IFIS undertook to deliver to Cougar 1,955,870 American Depositary Receipts (hereinafter “Cresud Shares) of Cresud. Pursuant to this agreement, on October 30, 2017, Agroinvestment, a company wholly owned by Mr. Elsztain, acquired from Cougar the Cresud Shares plus an additional 15,142 ADRs of Cresud previously distributed by Cresud to Cougar as part of a share dividend.

Loan Agreements. On November 26, 2015, IFISA executed a Loan Agreement, for which the lender holds as collateral 735,633 ADRs of Cresud, each ADR representing 10 common shares. Notwithstanding the aforementioned, IFISA maintains the voting and economic rights related to the ADRs.

On June 07, 2017, IFISA executed another Loan Agreement, for which the lender holds as collateral 1,055,000 ADRs of Cresud, each ADR representing 10 common shares. Furthermore the aforementioned, IFISA maintains the voting and economic rights related to the ADRs.

On November 1, 2017, IFISA executed another Loan Agreement, for which the company agreed to deliver 750,000 ADRs of Cresud as collateral and analogously maintains the voting and economic rights related to the ADRs.

On October 30, 2017, and related to Agroinvestment’s purchase of Cresud Shares described above, Agroinvestment executed a Credit Agreement for which the lender holds as collateral 4,941,114 ADRs of Cresud, each ADR representing 10 common shares. Notwithstanding the aforementioned the Reporting Persons maintain the voting and economic rights related to the ADRs.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 19 Pages

Schedule A

Eduardo S. Elsztain
Bol’var 108, 1st Floor
(C1066AAD), Ciudad Autónoma de Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. ElsztainChairmanClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de ElsztainDirectorClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
2.	Saúl ZangDirectorClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo ElsztainDirectorClarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman)DirectorRuta 8 KM 17.500 Edificio@1 Local 160, 91600, MontevideoRepublic of UruguayCitizen of Argentina	3.	Olga Stirling DirectorRuta 8 KM 17.500 Edificio@1 Local 160, 91600, MontevideoRepublic of UruguayCitizen of Uruguay
2.	Eduardo Simon BartfeldDirectorRuta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of UruguayCitizen of Uruguay	4.	Saul Zang (Vice First Chairman) DirectorRuta 8 KM 17.500 Edificio@1 Local 160, 91600, MontevideoRepublic of UruguayCitizen of Argentina

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman)DirectorBol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain (Vice First Chairman) Director Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saúl Zang (Second Vice Chairman)Director Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina		4.Gerardo Ariel TyszberowiczAlternate DirectorBol’var 108, 1° Floor(1066) Buenos AiresRepublic of ArgentinaCitizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 19 Pages

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman)Director89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saúl ZangDirector89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. ElsztainChairman of the BoardRuta 8 KM 17.500 Edificio@1 Local 003, 91600, MontevideoRepublic of UruguayCitizen of Argentina	3.	Eduardo Simon BartfeldDirectorRuta 8 KM 17.500 Edificio@1 Local 003, 91600, MontevideoRepublic of UruguayCitizen of Uruguay
2.	Saúl ZangDirectorRuta 8 KM 17.500 Edificio@1 Local 003, 91600, MontevideoRepublic of UruguayCitizen of Argentina	4.	Olga StirlingDirector Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, MontevideoRepublic of UruguayCitizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman Zabala 1422, 2 nd Floor11500, Montevideo Republic of UruguayCitizen of Argentina	3.	Eduardo Simon BartfeldDirector Zabala 1422, 2 nd Floor11500, Montevideo Republic of UruguayCitizen of Argentina
2.	Mariana Renata Carmona de ElsztainDirector Zabala 1422, 2nd Floor11500, Montevideo Republic of UruguayCitizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 16 of 19 Pages

Directors and Executive Officers of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio ElsztainChairmanMoreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina
2.	Saúl ZangVice ChairmanMoreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	8.	Daniel E. Mellicovsky DirectorMoreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina
3.	Alejandro Gustavo ElsztainSecond Vice ChairmanMoreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	9.	Alejandro Gustavo Casaretto DirectorMoreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina
4.	Gabriel Adolfo Gregorio ReznikDirectorMoreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	10.	Gastón Armando LernoudAlternate DirectorMoreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	11.	Enrique AntoniniAlternate DirectorMoreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina
6.	Fernando Adrián ElsztainDirectorMoreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	12.	Eduardo KalpakianAlternate DirectorMoreno 877, 23rd Floor(C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 17 of 19 Pages

Executive Officers

1.	Alejandro Gustavo ElsztainChief Executive OfficerMoreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	4.	Alejandro Gustavo Casaretto Regional Manager of Agricultural Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina
2.	Mat’as Iván Gaivironsky Chief Financial Officer and Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina	5.	Carlos Blousson Chief Executive Officer of the Bolivian and Argentinean Operations Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina
3.	Walter Vallini Compliance Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos AiresRepublic of ArgentinaCitizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 18 of 19 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days of the Transaction Period.

Agroinvestment´s transaction in CRESUD ADRs

Alejandro Elsztain´s transaction in CRESUD ADRs

Saul Zang´s transaction in CRESUD ADRs

SCHEDULE 13D

CUSIP No. 226406106	Page 19 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 26, 2016

Eduardo S. Elsztain	Consultores Venture Capital Uruguay
By: /S/ Eduardo S. ElsztainName: Eduardo S. Elsztain	By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board
IFIS Limited	Consultores Assets Management S.A.
By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board	By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board
Inversiones Financieras del Sur S.A.	Consultores Venture Capital Limited
By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board	By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board
Agroinvestment S.A.
By: /S/ Eduardo S. ElsztainName: Eduardo S. ElsztainTitle: Chairman of the Board